Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: April 23, 2014

The following is an announcement made by AMEC and posted on its website, www.amec.com, on April 23, 2014:

AMEC plc Interim Management Statement

Summary

•                  Year-to-date trading continues to be in line with expectations however North American currencies remain weak versus Sterling

•                  Order intake and forward visibility remain good

•                  Order book at 31 March 2014 £4.2 billion (December 2013: £4.1 billion; March 2013: £3.7 billion)

•                  Foster Wheeler acquisition remains on track for completion in Q3

AMEC Chief Executive Samir Brikho said:

“AMEC has continued to trade in line with expectations for 2014 and our record order book gives us confidence in our continued growth.

“The acquisition of Foster Wheeler remains on track, with integration planning well underway and completion expected in the third quarter. We believe the combination of AMEC and Foster Wheeler is a compelling one, for our shareholders, our customers and our employees.”

A conference call for analysts and investors will be hosted by Ian McHoul, Chief Financial Officer today at 8.00 am.

Contacts
AMEC plc:	+44 (0) 20 7429 7500
Ian McHoul, Chief Financial Officer
Sue Scholes, Director of Communications
Rupert Green, Interim Head of Investor Relations

Media

Brunswick Group LLP: Mike Harrison and Dania Saidam	+ 44 (0) 20 7404 5959

Next event: AMEC expects to announce half year results for the six months ending 30 June  2014 on Thursday 7 August 2014 Analyst consensus estimates are collated and published on AMEC’s website on a periodic basis amec.com/investors/key facts.

Forward looking statements This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC‟s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Interim Management Statement 23 April 2014

Group performance

Year to date trading has been in line with expectations.

Order intake remains good and provides visibility for the remainder of 2014 and beyond. The order book was £4.2 billion at 31 March (December 2013: £4.1 billion; March 2013: £3.7 billion).

Contract awards announced in 2014 to date include:

•                  5-year extension of integrated services contract for all Onegas assets in the southern North Sea

•                  Project and construction management services for two topsides for the BP-operated Shah Deniz Stage 2 development in the Caspian Sea

•                  5-year renewal of project management consultancy services contract for KOC upstream projects

•                  6-year engineering, procurement and construction services for Nexen’s offshore North Sea assets

•                  Worldwide framework contract for environmental services for ENI Exploration and Production

•                  Design and project management contract for K+S Legacy potash project

•                  2-year programme management contract for the US Postal Service

•                  2-year expanded technical support framework agreement with the UK Ministry of Defence

•                  AMEC also announced a partnership with Exelon Nuclear Partners to offer engineering, project management and operational support services to new international markets in the nuclear industry.

The average number of employees in the period was 26,827 (January to March 2013: 28,770).

Financial position and net cash

AMEC has a strong financial position with net debt at the end of March 2014 of approximately £27 million (net cash December 2013: £121 million; March 2013: £25 million). The final dividend of £84 million for the year ended 31 December 2013 will be paid to shareholders in July.

Update on Foster Wheeler

The acquisition of Foster Wheeler AG remains on track for completion in the third quarter.

The acquisition is expected to be double-digit earnings enhancing in the first 12 months after completion. Further, the combination of Foster Wheeler and AMEC is expected to create sustainable value for shareholders for the long term, with ROIC expected to exceed the cost of capital in the second twelve month period after completion.

Board update

As previously announced, Tim Faithfull retired from the board following the 2014 AGM.

2014 outlook

The trading outlook is unchanged from that provided at the 2013 full-year results in February 2014.

AMEC expects to see good underlying revenue(1) growth in 2014 for its existing operations, with ongoing strength in the oil and gas and clean energy markets. However, the mix of business may result in a slight reduction in group margins.

Actual exchange rates year to date, and forecast average North American exchange rates for the remainder of 2014, continue to be less favourable than 2013. This currently translates into a year on year impact on revenues of circa £250 million, and for EBITA of circa £25 million for the full year.

(1)             Underlying revenue excludes the impact of acquisitions, disposals and currency fluctuations

Ends

Note to editors:

AMEC (LSE: AMEC) is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4.0 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 27,000 people in more than 40 countries worldwide. See amec.com.

AMEC announced the terms of a recommended offer for Foster Wheeler AG on 13 February 2014. See amec.com/investors/offer-for-foster-wheeler.htm for more details.